KRAMER LEVIN NAFTALIS & FRANKEL LLP
Abbe L. Dienstag Phone 212-715-9280 Fax 212-715-8280 adienstag@KRAMERLEVIN.com

May 25, 2012

Vial E-mail and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C.  20549

Attn:	Perry J. Hindin, Esq., Special Counsel
Brandon Hill, Esq., Attorney-Adviser

Re: Qualstar Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 17, 2012 by BKF Capital Group, Inc.
File No. 0-30083

Dear Messrs. Hindin  and Hill—

Our firm represents BKF Capital Group, Inc., with respect to the above captioned matter.

At your request, I amplify the explanation of why BKF Capital cannot comply in this instance with the Staff’s comment no. 6 in its letter of May 24, 2012, which would require BKF to provide the shareholders of Qualstar Corporation with the means of voting to remove each Qualstar director individually.

We have previously brought the Staff’s attention to Section 303(a)(1) of the California Corporations Code which provides1—

1	Section 303 may be accessed through http://www.leginfo.ca.gov/.html/corp_table_of_contents.html and provides in full:

303.  (a) Any or all of the directors may be removed without cause if the removal is approved by the outstanding shares (Section 152), subject to the following:

(1)  Except for a corporation to which paragraph (3) is applicable, no director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Any or all of the directors may be removed without cause if the removal is approved  by the outstanding shares (Section 152), subject to the following:

(1)  Except for a corporation to which paragraph (3) is applicable, no director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director’s most recent election were then being elected.

As confirmed to us by Allen Z. Sussman of Reed Smith LLP, California counsel to BKF, the import of this statue is to allow shareholders to block the removal of a director, if they vote a number of shares against removal that would have been sufficient to elect the director on a cumulative basis at the most recent election, even if cumulative voting is unavailable to shareholders in the election of directors.2  By its terms, Section 303(a)(1) does not apply, however, if the entire board is being removed.  Mr. Sussman has informed us that he does not anticipate any difficulty in providing an opinion of California counsel to this effect.

As a general rule, the number of shares required to guarantee election of N directors where cumulative voting is available is given by the formula—

X = N*S/(D + 1) + 1

Where—

(2) When by the provisions of the articles the holders of the shares of any class or series, voting as a class or series, are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

(3) A director of a corporation whose board of directors is classified pursuant to Section 301.5 may not be removed if the votes cast against removal of the director, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively (without regard to whether shares may otherwise be voted cumulatively) at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and either the number of directors elected at the most recent annual meeting of shareholders, or if greater, the number of directors for whom removal is being sought, were then being elected.

(b) Any reduction of the authorized number of directors or amendment reducing the number of classes of directors does not remove any director prior to the expiration of the director's term of office.

(c) Except as provided in this section and Sections 302 and 304, a director may not be removed prior to the expiration of the director' s term of office.

2
As previously noted to you, Article II, Section 8 of Qualstar’s bylaws, eliminates cumulative voting in the election of directors, as permitted under Section 301.5(a) of the California Corporations Code, and therefore shareholders will not have the right to cumulate their votes for election of directors at the Special Meeting.  However, according to California counsel, the elimination of cumulative voting in the election of directors is apparently not effective to eliminate the application of cumulative voting to the removal of directors under Section 303(a), as discussed in text.  In this regard, California law is different from Section 141(k) of the Delaware General Corporation Law (as well as the Revised Model Business Corporation Act), which also applies a cumulative voting standard to the removal of individual directors, but only if cumulative voting is also authorized in the election of directors.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

X           is the number of shares required to elect N directors on a cumulative basis;

S           is the number of shares outstanding;

N           is the number of directors to be elected; and

D           is the total number of directors to be elected.

See e.g., http://en.wikipedia.org/wiki/Cumulative_voting.

The number of shares as a percentage  of the outstanding shares, P, is simply given by the formula—

P  = X/S  = N/(D + 1) + 1/S  ~  N/(D +1) (where S is large).

At the most recent Qualstar annual meeting of shareholders held on March 21, 2012, six directors were authorized for election.  See http://www.sec.gov/Archives/edgar/data/758938/000143774912001358/qualstar_def14a-020612.htm

Applying the above formula, where N =1, as Section 303(a)(1) speaks of the removal and election on a cumulative basis of a single director, and D = 6, the number of directors authorized at the time the current Qualstar directors were elected, the formula reduces to

P = 1/(6+1) = 1/7 =14.285%.3

Thus, unless BKF is able to remove the entire Qualstar Board, 14.285% of the shares could vote to block removal.  The Qualstar preliminary proxy materials recite that holders of 29% of the shares are intending to vote against removal.  Unless BKF neutralizes Section 303(a)(1) by removing the entire Board, it is mathematically impossible for its proxy contest to succeed.

Accordingly, on behalf of BKF, we respectfully submit that, in these special circumstances, shareholders must be allowed to vote on the removal of the Qualstar Board in its entirety.

As further discussed with you, and as provided in the revised preliminary proxy materials being filed today, we are proposing to include disclosure on the requirements of Section 303(a)(1) in BKF’s proxy materials, so the reasons for our departure from accepted practice will be apparent on the face of these materials.

3
It is possible to intuit this result as follows.  Where there are six directors to be elected, and directors are being elected by plurality on a cumulative basis, a holder of 1/7th of the shares plus one (reverting to the exact formula) will have a number of votes equal to 6*(S/7+1).  The remaining shareholders in total will have 6*(S*6/7-1)  votes.  If these latter votes are split evenly among six director nominees, then each such director will receive (S*6/7 -1) votes, which is seven less than the votes cast by the first holder, so that the first holder is guaranteed to elect one director if he casts all his votes for that director.  If the remaining shareholders do not cast their votes evenly, then a fortiori at least one director will receive less votes than the votes cast by the first holder.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

—Vote Required to Elect the BKF Nominees

You have also requested that we confirm to you BKF’s understanding of the vote required to elect BKF’s nominees, assuming shareholders vote to approve the removal of the existing directors.

As stated in BKF’s preliminary proxy materials, the vote required to elect each BKF Nominee is a majority of the shares represented and voting at the Special Meeting, assuming a quorum is present.  This is a departure from the usual plurality vote for election of directors, but appears mandated by the Qualstar bylaws.

In this regard, we note that Article III, Section 4 of the Qualstar bylaws provides as follows—

Vacancies. A vacancy in the Board of Directors shall be deemed to exist in case of the (i) death of a director, (ii) resignation or removal of any director with or without cause, (iii) pursuant to Section 302 of the California Corporations Code if a director has been declared of unsound mind by order of court or convicted of a felony, (iv) if the authorized number of directors be increased, or (v) if the shareholders fail, at any annual or special meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting.  Vacancies in the Board of Directors, except for a vacancy created by the removal of a director, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.  A vacancy in the Board of Directors created by the removal of a director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares.

(emphasis supplied)  This reading of the bylaws has been confirmed by BKF’s California counsel.

*  *  *  *  *

I trust this letter is responsive to the Staff’s informal inquiries.  If you have any questions, please call me at (212) 715-9280.  If you have questions regarding California law, feel free to call Mr. Sussman directly at (213) 457-8030.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc:	Allen Z. Sussman, Esq.
Steven N. Bronson
Greg Heller